

March 11, 2015

Via E-mail
James Short
Chief Financial Officer
Odyssey Group International, Inc.
4262 Blue Diamond Road, Suite 102-281
Las Vegas, Nevada 89139

> **Re: Odyssey Group International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 26, 2015**
> **File No. 333-200785**

Dear Mr. Short:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed amended registration statement, we may have additional comments.

General

1. We note your statement under "Our Business Model" on page 16 that, "[be]cause there are many third party manufacturers capable of manufacturing our products and we can quickly switch from one manufacturer to another, we do not expect to be dependent on any single third party manufacturer." We also note the revised disclosure on page 17 under "Competition" that, you "currently hold all of the rights to make, use and sell the sell the Regenefit formula." However, in the first full risk factor on page 6 you state that, "UI retains certain right to the manufacturing and blending procedures." Please revise your disclose wherever necessary throughout the prospectus to reconcile these apparent discrepancies. Discuss any restrictions that may prevent you from contracting with another manufacturer and to clarify whether UI has retained any rights that may impair "all of [your] rights to make, use and sell the Regenefit formula."

We may have difficulty raising additional capital…, page 3

2. Please expand your disclosure in the last risk factor on page 3 to describe the potential risks to stockholders from additional financings including any issuance of convertible or non-convertible debt and senior equity. In that regard, we refer you to your previous risk factor on the top of page 7.

*The loss of or nonperformance of suppliers…*page 5

3. We refer you to your disclosure in this risk factor that, "[w]e also license the right to distribute some of our products from third parties." Please expand your disclosure to identify the product(s) and licensor(s) referenced in this risk factor.

If our copyrights and trade secrets…, page 5

4. Please revise your disclosure to remove the word "generally" in your statement "our products are generally not patented."

Our trade secrets could be misappropriated…, page 6

5. Please describe the term "UI" at its first use in this risk factor.

An increase in the price and shortage of supply…, page 6

6. We note your disclosure in this risk factor regarding "certain key raw materials" and your disclosure related to raw materials on page 16, "Suppliers, Sources and Availability of Raw Materials" and "*Regenefit.*" Please revise your disclosure to resolve any inconsistencies.

7. We note your risk factor discusses the risk related to changes in raw material prices. We also note your disclosure under "Suppliers, Sources and Availability of Raw Materials" on page 16, states that you do not bear risk relating to market prices of raw materials as these prices are fixed. Please revise your disclosure to resolve any inconsistencies.

General Development of the Business, page 15

8. We note your disclosure with respect to your agreements with UI Ubiquity International, LLC ("UI") and Well-med Global LLC ("Well-med"). Please revise your disclosure to discuss the following:
    - Please describe whether the "UI" manufacturing agreement is exclusive and any describe and termination provisions.
    - Please explain the mechanism by which you may become the exclusive distributor of RegeneFit™. In that regard, we note your disclosure states that if you meet

certain purchase minimums then you will be the exclusive distributor of the
RegeneFit™ product.

Our Business Model, page 16

9. We note your disclosure that you, "will rely on third party manufacturers to produce
previously introduced athletic enhancement products." Please revise the disclosure to
clarify, if true, that you currently market only one product. In the alternative, identify the
additional products.

Liquidity and Capital Resources, page 21

10. Please expand your disclosure to include a brief description of the collateral and
conversion terms of the loan discussed in the second paragraph and state whether the
Holder or the Company has the right to determine repayment or conversion on April 1,
2015. In addition, please include a risk factor following your last risk factor on page 3, to
discuss the risks to your business and stockholders resulting from the potential
conversion and repayment of the loan.

Security Ownership of Certain Beneficial Owners and Management, page 25

11. We note your revised disclosure pursuant to our prior comment 28. Please revise the total
number of shares Mr. Miller beneficially owns to include the EcoScientific Inc. shares, in
accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

Related Party Transactions, page 26

12. Please expand your disclosure relating to the Contribution Agreement referenced in this
section to include a description of the agreement including exclusivity provisions,
purchase requirements, any conditions that must be achieved or maintained in order to
maintain exclusivity in the rights to the Formula or its distribution, duration and
termination provisions. In that regard, we refer you to your disclosure in the last sentence
of the third paragraph on page 15.

You may contact Joel Parker at (202) 551-3651 if you have questions regarding comments on
the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-
8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Christopher A. Wilson, Esq.
Wilson & Oskam, LLP